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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             -----------------------

                               PENTON MEDIA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   709668 10 7
                                 (CUSIP Number)

                                STACEY W. SEEWALD
                         C/O SANDLER CAPITAL MANAGEMENT
                          711 FIFTH AVENUE, 15TH FLOOR
                               NEW YORK, NY 10022
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 with a copy to:
                                 DOUGLAS A. CIFU
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019

                                NOVEMBER 1, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
-----------------------------                      ----------------------------
709668 10 7                                                       Page  2 of 10
-----------------------------                      ----------------------------

-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sandler Capital Management
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
          NUMBER OF             -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,670,525
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,670,525
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,670,525
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  3 of 10
-----------------------------                      ----------------------------

-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sandler Investment Partners, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
          NUMBER OF             -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,670,525
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,670,525
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,670,525
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  4 of 10
-----------------------------                      ----------------------------

-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sandler Capital Partners V, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        2,618,063
          NUMBER OF             -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        2,618,063
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,618,063
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  5 of 10
-----------------------------                      ----------------------------

-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sandler Capital Partners V FTE, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        956,294
          NUMBER OF             -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        956,294
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         956,294
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  6 of 10
-----------------------------                      ----------------------------

-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sandler Capital Partners V Germany, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        96,168
          NUMBER OF             -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        96,168
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         96,168
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  7 of 10
-----------------------------                      ----------------------------


         This Amendment No. 2 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on March 28, 2002 (the "Original Filing"), as amended by Amendment No. 1 to the Original Filing, filed by the undersigned on July 26,2006 (the "First Amendment"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing or the First Amendment, as applicable. Any reference to "this Schedule 13D" in the Original Filing, the First Amendment or in this Amendment shall refer to the Original Filing as amended by the First Amendment and this Amendment.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Item 4 is hereby amended by adding the following:

         On November 1, 2006, Penton Media, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Prism Merger Agreement") with Prism Business Media Holdings, Inc., a Delaware corporation ( "Parent"), and Prism Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Subsidiary"). Pursuant to the Prism Merger Agreement, (i) Merger Subsidiary will merge with and into the Company (the "Prism Merger"),
(ii) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation (the "Surviving Corporation") and shall become a wholly-owned subsidiary of Parent, (iii) each share of Common Stock, par value $0.01 per share, of the Penton ("Company Common Stock") issued and outstanding, other than any shares of Company Common Stock owned by the Company or any of its wholly-owned subsidiaries, by Parent or any of its wholly-owned subsidiaries or by dissenting stockholders that properly exercise appraisal rights, or Company Common Stock to be cancelled, shall be converted into the right to receive the Common Stock Per Share Merger Consideration, as defined in the Prism Merger Agreement, (iv) each share of Series C Preferred Stock, par value $0.01 per share, of the Company (the "Series C Preferred Stock") issued and outstanding, other than any shares of Series C Preferred Stock owned by the Company or any of its wholly-owned subsidiaries, by Parent or any of its wholly-owned subsidiaries or by dissenting stockholders that properly exercise appraisal rights, or Series C Preferred Stock to be cancelled, shall be converted into the right to receive an amount in cash, without interest, equal to the Series C Preferred Stock Per Share Merger Consideration, as defined in the Prism Merger Agreement, (v) each share of Series M Preferred Stock, par value $0.01 per share, of the Company (the "Series M Preferred Stock") issued and outstanding, other than any shares of Series M Preferred Stock owned by the Company or any of its wholly-owned subsidiaries, by Parent or any of its wholly-owned subsidiaries or by dissenting stockholders that properly exercise appraisal rights, or Series M Preferred Stock to be cancelled, shall be converted into the right to receive an amount in cash, without interest, equal to the Series M Preferred Stock Per Share Merger Consideration, as defined in the Prism Merger Agreement.

         As a condition to the willingness of Parent and Merger Subsidiary to enter into the Prism Merger Agreement, Parent and Merger Subsidiary required ABRY Mezzanine Partners, L.P., ABACUS Fund Partners, LP, ABACUS Fund, Ltd., Sandler Capital Partners V Germany, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V, L.P. (each individually a "Stockholder", and collectively the "Stockholders") to enter into a voting agreement (the "Voting Agreement").

         Pursuant to the Voting Agreement, the Stockholders agreed to vote (or cause to be voted) all shares of Company capital stock held by them and any shares of Company capital stock that may be acquired after the date of the Voting Agreement (the "Covered Shares") in favor of the Prism Merger, the Prism Merger Agreement and the transactions contemplated by the Prism Merger Agreement and against any extraordinary corporate transaction, other than the Prism Merger, such as a merger, consolidation, business combination, tender or

-----------------------------                      ----------------------------
709668 10 7                                                       Page  8 of 10
-----------------------------                      ----------------------------


exchange offer, reorganization, recapitalization, liquidation, sale or transfer of all or substantially all of the assets or securities of the Company and any of is subsidiaries, other than pursuant to the Prism Merger, or any other acquisition proposal.

         As part of the Voting Agreement, the Stockholders entered into an irrevocable proxy appointing Parent and certain of its officers or designees as the sole and exclusive attorneys and proxies of each Stockholder to vote and exercise all voting and related rights with respect to all of the shares of Company capital stock that now are or hereafter may be beneficially owned by the Stockholders.

         Pursuant to the Voting Agreement, the Stockholders are prohibited from transferring any shares of Company capital stock.

         The Voting Agreement and the irrevocable proxies will expire upon the earliest to occur of (i) the effective time of the Prism Merger, (ii) the date on which the Prism Merger Agreement is terminated pursuant to its terms (iii) April 30, 2007 and (iv) written notice of termination of the Voting Agreement by Parent to the Stockholders.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by adding the following thereto:

         By virtue of the Voting Agreement, the Reporting Persons may be deemed to share dispositive power and voting power of the Company Common Stock held by them with Parent and Merger Sub.

         The numbers of shares and percentages reported on the cover pages of this Second Amendment have not been updated since September 30, 2006 to give effect to the accrual of additional dividends on the Series C Preferred Stock, the numbers do reflect the accrual of additional dividends on the Series C Preferred Stock up through September 30, 2006. As dividends on the Series C Preferred Stock accrue but are not paid, the actual number of shares of Company Common Stock into which the Series C Preferred Stock is convertible and the voting power of the Company represented by such shares, will increase accordingly.

         Each of the Reporting Persons expressly disclaims beneficial ownership of any Company Common Stock held by any other person to the extent that the Reporting Person does not hold a pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 4 of this Amendment and the Exhibit to this Amendment are incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following thereto:

          Exhibit 10: Voting Agreement, dated as of November 1, 2006, by and among ABRY Mezzanine Partners, L.P., ABACUS Fund Partners, LP, ABACUS Fund, Ltd., Sandler Capital Partners V Germany, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V, L.P., Prism Business Media Holdings, Inc., a Delaware corporation and Prism Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Parent (incorporated by reference to Exhibit 99.1 to the Current Report on
                         Form 8-K of Penton Media, Inc. filed with the Securities and Exchange Commission on November 2,
                         2006).

-----------------------------                      ----------------------------
709668 10 7                                                       Page  9 of 10
-----------------------------                      ----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 3, 2006


                             SANDLER CAPITAL MANAGEMENT

                             By: MJDM Corp., a general partner

                                 By: /s/ Moira Mitchell
                                     ------------------------------------------
                                     Name:   Moira Mitchell
                                     Title:  President


                             SANDLER CAPITAL PARTNERS V, L.P.

                             By: Sandler Investment Partners, L.P.

                                 By: Sandler Capital Management

                                     By: MJDM Corp., a general partner

                                         By: /s/ Moira Mitchell
                                             ----------------------------------
                                             Name:   Moira Mitchell
                                             Title:  President


                             SANDLER CAPITAL PARTNERS V FTE, L.P.

                             By: Sandler Investment Partners, L.P.

                                 By: Sandler Capital Management

                                     By: MJDM Corp., a general partner

                                         By: /s/ Moira Mitchell
                                             ----------------------------------
                                             Name:   Moira Mitchell
                                             Title:  President


                             SANDLER CAPITAL PARTNERS V GERMANY, L.P.

                             By: Sandler Investment Partners, L.P.

                                 By: Sandler Capital Management

                                     By: MJDM Corp., a general partner

                                         By: /s/ Moira Mitchell
                                             ----------------------------------
                                             Name:   Moira Mitchell
                                             Title:  President

-----------------------------                      ----------------------------
709668 10 7                                                      Page  10 of 10
-----------------------------                      ----------------------------



                             SANDLER INVESTMENT PARTNERS, L.P.

                             By: Sandler Capital Management

                                 By: MJDM Corp., a general partner

                                     By: /s/ Moira Mitchell
                                         --------------------------------------
                                         Name:    Moira Mitchell
                                         Title:   President